International Lease Finance Corporation

 **Notes**

With Maturities of 9 Months or More from Date of Issue

Registration No.   333-136681
Filed Pursuant to Rule   424(b)(3)
Pricing Supplement No.   20
(To: Prospectus dated August 16, 2006 and Prospectus Supplement dated April 28, 2008)
The date of this Pricing Supplement is   September 08, 2008
Trade Date: 09/15/08   Issue Date: 09/18/08

CUSIP Number	Stated Interest Rate per Annum	Maturity Date	Interest Payment Frequency	First Interest Payment Date	Subject to Redemption	Redemption Date and Terms
45974WDE3	7.950%	03/15/10	SEMI-ANNUAL	03/15/09	No	N/A
45974WDF0	8.100%	09/15/10	SEMI-ANNUAL	03/15/09	No	N/A
45974WDG8	8.200%	03/15/11	SEMI-ANNUAL	03/15/09	No	N/A
45974WDH6	8.350%	09/15/11	SEMI-ANNUAL	03/15/09	No	N/A

[Additional columns below]

[Continued from above, first column repeated]

CUSIP Number	Price to Public	Discounts and Commissions	Survivors Option	OID Note	Other Material Terms
45974WDE3	100%	0.300%	YES	No	N/A
45974WDF0	100%	0.400%	YES	No	N/A
45974WDG8	100%	0.625%	YES	No	N/A
45974WDH6	100%	0.625%	YES	No	N/A

All notes described in this Pricing Supplement are issued in U.S. Dollars with Authorized Denominations of $1,000 and integral multiples thereof.